Exhibit 12(a)

PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015 (a)	2014 (a)	2013 (a)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$1,226	$1,912	$2,550	$2,068	$2,129	$1,728
Adjustment to reflect earnings from equity method investments on a cash basis	—	1	(1)	(1)	—	—
	1,226	1,913	2,549	2,067	2,129	1,728

Total fixed charges as below	486	927	917	1,054	1,095	1,096
Less:
Capitalized interest	4	4	4	11	11	11
Interest expense and fixed charges related to discontinued operations	—	—	—	150	186	235
Total fixed charges included in Income from Continuing Operations Before Income Taxes	482	923	913	893	898	850

Total earnings	$1,708	$2,836	$3,462	$2,960	$3,027	$2,578

Fixed charges, as defined:
Interest charges (b)	$481	$912	$900	$1,038	$1,073	$1,058
Estimated interest component of operating rentals	5	15	17	16	22	38

Total fixed charges (c)	$486	$927	$917	$1,054	$1,095	$1,096

Ratio of earnings to fixed charges (d)	3.5	3.1	3.8	2.8	2.8	2.4

(a)	Reflects PPL's former Supply segment as Discontinued Operations.

(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

(c)	Interest on unrecognized tax benefits is not included in fixed charges.

(d)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.